Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

BY-LAW 5

A by-law relating generally to the advance notice requirements for the nomination of directors of ALGONQUIN POWER & UTILITIES CORP.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of ALGONQUIN POWER & UTILITIES CORP. (hereinafter called the “Corporation”) as follows:

ARTICLE 1
DEFINITIONS

1.1	In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)
“Act” means the Canada Business Corporations Act, R.S.C. 1985, c. 44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)	“affiliate” has the meaning given to it in the Act;

(c)
“Applicable Securities Laws” means the applicable securities legislation of Canada and each province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of Canada and each province and territory of Canada;

(d)	“associate” has the meaning given to it in the Act;

(e)	“beneficial ownership” has the meaning given to it in the Act, and “beneficially owns” and “beneficially owned” have corresponding meanings;

(f)	“board” means the board of directors of the Corporation;

(g)	“by-laws” means this by-law and any other by-laws of the Corporation as amended and which are, from time to time, in force and effect;

(h)	“close of business” means 5:00 p.m. (Toronto time) on a business day in Ontario, Canada;

(i)
“Director Nomination” means the nomination of one or more individuals for the election of directors to the board made (i) by or at the direction of the board in a notice of meeting or any supplement thereto; (ii) before the meeting by or at the direction of the board; or (iii) by a shareholder of the Corporation in accordance with sections 2.1 and 2.2;

(j)	“person” has the meaning given to it in the Act;

(k)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com;

(l)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(m)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(n)
the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

ARTICLE 2
 ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

2.1
Nomination procedures.  Subject only to the Act, Applicable Securities Law and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the board may be made at any annual meeting of shareholders of the Corporation, or at any special meeting of shareholders of the Corporation if the election of directors is a matter specified in the notice of meeting,

(a)	by or at the direction of the board, including pursuant to a notice of meeting and related management proxy circular of the Corporation;

(b)
by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders’ meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

(c)
by any person (a “Nominating Shareholder”) who (i) at the close of business on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting of shareholders of the Corporation, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and (ii) complies with the notice procedures set forth below in this by-law.

2.2
Timely notice.  In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation in accordance with this by-law even if such matter is already the subject of a notice to the shareholders or a public announcement.

2.3	Manner of timely notice. To be timely, a Nominating Shareholder’s notice must be received by the Corporation:

(a)
in the case of an annual meeting of shareholders of the Corporation, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (the “Notice Date”), notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date;

(b)
in the case of a special meeting of shareholders of the Corporation that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date; and

(c)
notwithstanding the foregoing, in the case of an annual meeting of shareholders of the Corporation or a special meeting of shareholders of the Corporation that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes) where “notice-and-access” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.

2.4	Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director,

(i)	the name, age, province or state and country of residence of the person;

(ii)	the principal occupation or employment of the person for the past five years;

(iii)	whether the person is a resident Canadian;

(iv)
the class or series and number of shares and any related financial instruments which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders of the Corporation (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)
full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the proposed nominee or any associate or affiliate of the proposed nominee and (A) any Nominating Shareholder or any of its representatives or (B) any other person or company relating to the proposed nominee’s nomination for election, or potential service, as a director of the Corporation;

(vi)
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(b)	as to the Nominating Shareholder,

(i)
the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(ii)	full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Corporation; and

(iii)
any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws.

References to “Nominating Shareholder” in this section 2.4 shall be deemed to refer to each shareholder of the Corporation that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder of the Corporation is involved in making such nomination proposal.

2.5
Status as Independent Director.  A Nominating Shareholder’s notice must also state whether (a) in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under Sections 1.4 and 1.5 of National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”); and (b) with respect to the Corporation the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) and 1.5 of National NI 52-110 and, if so, which such relationships.

2.6
Notice to be updated.  In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

2.7
Power of the chair.  The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

2.8
Delivery of notice.  Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile transmission or e-mail (provided that the Corporate Secretary has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and received only at the time it is served by personal delivery, e-mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been received on the subsequent day that is a business day.

2.9
Application. The requirements of this by-law shall apply to any Director Nominations to be brought before a meeting by a shareholder whether such Director Nominations are to be included in the Corporation’s management information circular or presented to shareholders by means of an independently financed proxy solicitation. The requirements of this by-law are intended to provide the Corporation notice of a shareholder’s intention to bring one or more Director Nominations before a meeting and shall in no event be construed as imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to make such Director Nominations before a meeting.

2.10
Increase in number of directors to be elected.  Notwithstanding any provisions in this by-law to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this by-law, a notice with respect to nominees for the additional directorships required by this by-law shall be considered timely if it shall be given not later than the close of business on the 10th day following the day on which the first public announcement of such increase was made by the Corporation.

2.11	Waiver. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law.

The foregoing by-law was made by the directors of the Corporation on the 28th day of February, 2019.

/s/ George Trisic
Corporate Secretary